UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-27974

CIMATRON LIMITED
(Translation of registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 30, 2014, Cimatron Limited (“we,” “us” or the “Company”) held our 2014 annual general meeting of shareholders (the “Meeting”), which was adjourned following our lack of quorum in the original meeting held on April 23, 2014. At the Meeting, our shareholders voted on nine proposals, each of which are described in the original Notice of Annual General Meeting of Shareholders, dated March 13, 2014 and accompanying Proxy Statement (collectively, the “Proxy Statement”) which the Company began mailing to its shareholders on or about March 19, 2014 and which were attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on March 13, 2014 (the content of which is incorporated by reference in its entirety in this Report on Form 6-K).

The results of the votes of our ordinary shares on the proposals, as conducted at the Meeting, based on the presence in person or by proxy of holders of 3,659,238 (34.10%, as of the record date for the Meeting) of our outstanding ordinary shares, are described below:

Proposal: 1: Re-election of Mr. Rami Entin as a director of the Company, to serve as an External Director of the Company, for an additional three-year term, and to grant Mr. Entin restricted shares of the Company:

For	Against	Abstain
3,083,595	276,366	299,277

Proposal: 2: Re-election of Mrs. Eti Livni as a director of the Company, to serve as an External Director of the Company, for an additional three-year term, and to grant Mrs. Livni restricted shares of the Company:

For	Against	Abstain
3,139,329	218,667	301,242

Proposal 3: Election of Yossi Ben Shalom as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,154,041	223,335	281,862
Proposal 4: Election of William F. Gibbs as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,290,053	85,274	283,911

Proposal 5: Election of David Golan as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,111,573	254,837	292,828

Proposal 6: Election of Dan Haran as a director of the Company until the next annual general meeting of the Company and until his successor is duly elected:

For	Against	Abstain
3,232,304	143,323	283,611

Proposal 7: To approve the grant of restricted shares to Mr. David Golan, a current member of our Board:

For	Against	Abstain
3,141,164	189,763	328,311

Proposal 8:  To amend the Articles of Association of the Company (the "Articles") so as to amend the provisions relating to the quorum requirements for convening shareholder meetings:

For	Against	Abstain
3,154,714	160,372	344,152

Proposal 9: Re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International), as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of our audit committee of the Board) to fix their remuneration:

For	Against	Abstain
3,341,322	257,243	60,673

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association (including, in the case of Proposals 1 and 2, the special majority required by the Companies Law), each of the above proposals was approved at the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the SEC on September 8, 2009 and July 2, 2013, respectively, and in the Company’s Registration Statements on Form S-8, File Numbers Nos. 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED
Dated: April 30, 2014	By:	/s/ Ilan Erez
	Name:	Ilan Erez
	Title:	Chief Financial Officer